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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

December 16, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: December 16, 2003	[Signed: Graham E. Bagnall]

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

NEWS RELEASE

FOR IMMEDIATE RELEASE

BCI VOLUNTARILY DE-LISTS FROM NASDAQ AND DE-REGISTERS ITS COMMON SHARES

MONTREAL (CANADA) December 16, 2003 – Bell Canada International Inc. (“BCI”) announced today that it will voluntarily de-list its common shares from the NASDAQ National Market and de-register its common shares in the United States.

The de-listing from NASDAQ will take effect at the close of trading on December 31, 2003. The de-listing from NASDAQ will not affect the listing of BCI's common shares on The Toronto Stock Exchange, where public trading in the company’s shares will continue.

In conjunction with the de-listing, BCI will apply to the United States Securities and Exchange Commission (“SEC”) for the termination of the registration of BCI’s common shares with the SEC and the suspension of all reporting obligations in the United States. BCI will remain a Canadian reporting issuer and all relevant documents will continue to be available through the company’s web site (www.bci.ca) and through SEDAR (System Electronic Document Analysis and Retrieval, www.sedar.com).

BCI’s decision to de-list from NASDAQ and de-register from the SEC reflects the decline in the trading volume of BCI’s shares on NASDAQ and the company’s effort to reduce costs in order to maximize net proceeds that would be available for distribution to its shareholders under BCI’s Plan of Arrangement.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholder and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and until December 31, 2003 on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca